TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

WEST RIDGE GOLD EXPLORATION PROGRAM TO
CONTINUE IN EARLY JUNE, FAIRBANKS, ALASKA

For Immediate Release: May 19, 2004 Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce that exploration will commence on the 100% owned West Ridge property, in early June, to follow the NE trending shear system that seems to control mineralization that was located in the previous drill program (as reported in Teryl Resources Corp. news release dated April 28, 2004). Significant gold intervals were found in Hole #4, which intersected 35 feet of 0.05 opt gold, including a 20 foot section of 0.06 opt gold. Our goal is to expand on the mineralization found in the Phase I drilling program, by completing an induced polarization (IP) geophysical survey, expanding previously completed soil auger grids and conducting rock sampling programs on the property.

The total time estimated to commence drilling on the West Ridge gold target is within 30 – 45 days, according to Curt Freeman, of Avalon Development Corp., our consultant for the project.

The West Ridge property is located in the prolific Tintina Gold Belt, where past lode gold production exceeds 3.5 million ounces; past placer gold production exceeds 31 million ounces and current lode gold resource top 90 million troy ounces.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.